March 8, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER EXTINGUISHES LONG TERM DEBT

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce that it has paid off $4,050,000 in two outstanding $2,025,000 Principal Amount 8% Unsecured Convertible Loan Notes due July 14, 2011 (the “Notes”) by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest will be paid in cash. The Notes were issued on July 13, 2007 to City Natural Resources High Yield Trust PLC and New City High Yield Fund Limited, British Isles-based Funds.

“These note conversions eliminate the Company’s long-term debt and the corresponding interest, and in doing so, frees up our cash to ensure the successful continuation of our 3-year exploration and development program at the Guanajuato and Topia Mines.” said GPR’s President & CEO, Robert Archer.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy
Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.